UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Matrix Bancorp, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

576819106

(CUSIP Number)

March 7, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 576819106	13G	Page 2 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jonathan Starr
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 386,383
6. Shared Voting Power 0
7. Sole Dispositive Power 386,383
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 386,383
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 5.11%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 576819106	13G	Page 3 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Flagg Street Capital LLC I.R.S. Identification No. 74-3123494
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 386,383
6. Shared Voting Power 0
7. Sole Dispositive Power 386,383
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 386,383
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 5.11%
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 576819106	13G	Page 4 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Flagg Street Partners LP I.R.S. Identification No. 16-1702721
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 60,381
6. Shared Voting Power 0
7. Sole Dispositive Power 60,381
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,381
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 0.80%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 576819106	13G	Page 5 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Flagg Street Partners Qualified LP I.R.S. Identification No. 16-1702722
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 98,819
6. Shared Voting Power 0
7. Sole Dispositive Power 98,819
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 98,819
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 1.30%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 576819106	13G	Page 6 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Flagg Street Offshore LP I.R.S. Identification No. 16-1702723
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 227,183
6. Shared Voting Power 0
7. Sole Dispositive Power 227,183
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 227,183
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 3.0%
12.	Type of Reporting Person (See Instructions) PN

Page 7 of 10 Pages

Item 1.

(a)	Name of Issuer: Matrix Bancorp, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices: 700 17th Street, Suite 2100, Denver CO 80202.

Item 2.

This joint statement on Schedule 13G is being filed by Jonathan Starr, Flagg Street Capital LLC, Flagg Street Partners LP, Flagg Street Partners Qualified LP and Flagg Street Offshore LP, who are collectively referred to as the “Reporting Persons.” Mr. Starr is the controlling managing member of Flagg Street Capital LLC (“Capital”). Capital is an investment adviser registered under Section 203 of the Investment Advisers Act, and is the sole general partner of each of Flagg Street Partners LP (“Partners”), Flagg Street Partners Qualified LP (“Qualified”), and Flagg Street Offshore LP (“Offshore” and together with Partners and Qualified, the “Funds”). Information with respect to each of the Reporting Persons is as follows:

(a)	Names of Persons Filing: The names of the Reporting Persons are Jonathan Starr, Flagg Street Capital LLC, Flagg Street Partners LP, Flagg Street Partners Qualified LP and Flagg Street Offshore LP.

(b)	Address of Principal Business Office: The principal business office of the Reporting Persons with respect to the shares reported hereunder is 44 Brattle Street, Cambridge, MA 02138.

(c)	Citizenship: Mr. Starr is a U.S. citizen. Capital is a Delaware limited liability company. Each of the Funds is a Delaware limited partnership.

(d)	Title of Class of Securities: Common stock, par value $0.0001 per share (“Common Stock”)

(e)	CUSIP Number: 576819106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4.	Ownership

In the aggregate, the Reporting Persons beneficially own 386,383 shares of the Common Stock of the Issuer, representing approximately 5.11% of the outstanding shares of such class of securities. The beneficial ownership of each Reporting Person is as follows: Each of Capital, as the sole general partner of each of the Funds, and Mr. Starr, as the manager of Capital, beneficially owns 386,383 shares of the Common Stock of the Issuer, representing

Page 8 of 10 Pages

approximately 5.11% of the outstanding shares of such class of securities. Partners beneficially owns 60,381 shares of the Common Stock of the Issuer, representing approximately 0.80% of the outstanding shares of such class of securities. Qualified beneficially owns 98,919 shares of the Common Stock of the Issuer, representing approximately 1.30% of the outstanding shares of such class of securities. Offshore beneficially owns 227,183 shares of the Common Stock of the Issuer, representing approximately 3.0% of the outstanding shares of such class of securities. The percentage of the Common Stock beneficially owned by each Reporting Person is based on a total of 7,556,573 shares of the Common Stock of the Issuer outstanding as of March 8, 2006, as reported in the most recent annual report of the Issuer on Form 10-K for the fiscal year ended December 31, 2005.

Each Fund has the sole power to vote and dispose of the shares of Common Stock beneficially owned by such Fund. Each of Capital, as the sole general partner of each of the Funds, and Starr, as the manager of Capital, has the sole power to vote and dispose of all of the shares of Common Stock reported in this joint statement Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: MARCH 16, 2006 FLAGG STREET PARTNERS LP By: Flagg Street Capital LLC General Partner

By:	/S/ JONATHAN STARR
Jonathan Starr Managing Member

FLAGG STREET PARTNERS QUALIFIED LP By: Flagg Street Capital LLC General Partner

By:	/S/ JONATHAN STARR
Jonathan Starr Managing Member

FLAGG STREET OFFSHORE LP By: Flagg Street Capital LLC General Partner

By:	/S/ JONATHAN STARR
Jonathan Starr Managing Member

FLAGG STREET CAPITAL LLC

By:	/S/ JONATHAN STARR
Jonathan Starr Managing Member

JONATHAN STARR

By:	/S/ JONATHAN STARR
Jonathan Starr

Page 10 of 10 Pages

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of March 16, 2006, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of common stock of Matrix Bancorp, Inc. and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

DATE: MARCH 16, 2006 FLAGG STREET PARTNERS LP By: Flagg Street Capital LLC General Partner

By:	/S/ JONATHAN STARR
Jonathan Starr

FLAGG STREET PARTNERS QUALIFIED LP By: Flagg Street Capital LLC General Partner

By:	/S/ JONATHAN STARR
Jonathan Starr Managing Member

FLAGG STREET OFFSHORE LP By: Flagg Street Capital LLC General Partner

By:	/S/ JONATHAN STARR
Jonathan Starr Managing Member

FLAGG STREET CAPITAL LLC

By:	/S/ JONATHAN STARR
Jonathan Starr Managing Member

JONATHAN STARR

By:	/S/ JONATHAN STARR
Jonathan Starr